Exhibit 99.1

IBEX Limited Announces Third Quarter of Fiscal Year 2023 Financial Results with Record Net Income and Adjusted EBITDA Margins

Key Highlights

●	Revenue generated from BPO 2.0 clients grew 12.3% compared to the prior year quarter and represented 77.6% of total revenue in the third quarter.
●	Third quarter revenue increased 1.9% to $131.6 million over the prior year quarter, as we accelerated the transition of select onshore revenues to higher margin nearshore and offshore regions.
●	Third quarter net income and net income margin increased to $11.7 million and 8.9%, respectively, compared to $6.6 million and 5.1%, respectively, in the prior year quarter.
●	Adjusted net income and adjusted net income margin increased to $11.3 million and 8.6%, respectively, compared to $10.7 million and 8.3%, respectively, in the prior year quarter which included a significant one-time deferred tax benefit.
●	Third quarter non-GAAP adjusted EBITDA increased 30% to $24.4 million, over the prior year quarter.
●	Third quarter non-GAAP adjusted EBITDA margin increased to 18.5%, compared to 14.6% in the prior year quarter.
●	Net cash flow from operations in the third quarter increased to $17.2 million, compared to $12.0 million in the prior year quarter.
●	Free cash flow for the third quarter increased to $13.4 million, compared to $5.9 million in the prior year quarter.
●	Fully diluted earnings per share increased to $0.61, compared to $0.35 in the prior year quarter.
●	Adjusted earnings per share increased to $0.59, compared to $0.57 in the prior year quarter.
●	Virtually no borrowings as of March 31, 2023.

WASHINGTON, DC— May 17, 2023—IBEX Limited (“ibex”), a leading global provider in business process outsourcing and end-to-end customer engagement technology solutions, today announced financial results for its third fiscal quarter ended March 31, 2023.

“We delivered an outstanding third quarter achieving record adjusted EBITDA margin of 18.5%. We continue to see the strong growth of our strategic BPO 2.0 Digital-First and Analytics clients which results in growth in our higher margin regions,” said Bob Dechant, CEO of ibex. “This is the second straight quarter of margin above 18% and I believe that our business has reached a new normal on profitability.”

Third Quarter of Fiscal Year 2023 Highlights

Business Highlights

●	Achieved back-to-back quarters of record adjusted EBITDA margin.
●	The FinTech & HealthTech verticals continued to increase significantly to 32.2% of total revenue in the third quarter, compared to 27.9% of total revenue in the prior year quarter.

●	Work-from-site capacity utilization in our high margin regions increased to greater than 60% at March 31, 2023 from approximately 50% at June 30, 2022 enabling significant margin improvement.
●	Accelerated the migration of several key clients from the US to our offshore footprints positioning us for continued margin expansion in FY24.

Revenue

●	Revenue increased 1.9% to $131.6 million, compared to $129.1 million in the prior year quarter. Revenue growth was driven by our high margin regions offset by lower onshore revenue.
●	Revenue related to our BPO 2.0 clients grew 12.3% compared to the prior year quarter and now represents 77.6% of our quarterly revenue.
●	Excluding a legacy client we exited in the fourth quarter of fiscal year 2022, revenue increased 8.4% over the prior year quarter.
●	Revenues in our higher margin off-shore, nearshore, ROW regions grew approximately 15% in the third quarter, now representing 72.3% of revenue mix for Q3 fiscal year 2023 vs 63.8% in the prior year.

Net Income

●	Net income and net income margin increased to $11.7 million and 8.9%, respectively, compared to $6.6 million and 5.1%, respectively, in the prior year quarter. The increase was primarily the result of stronger operating results and revaluation of share warrants, partially offset by higher income tax expense.
●	The increase in income tax expense was mostly driven by a significant one-time deferred tax benefit recorded in the prior year quarter along with increased profitability in the current year quarter.
●	Net income and net income margin decreased to $17.9 million and 4.5% for the nine months ended March 31, 2023, compared to $18.1 million and 4.9% for the prior fiscal year.
●	Non-GAAP adjusted net income increased to $11.3 million, compared to $10.7 million in the prior year quarter. Non-GAAP adjusted net income margin increased to 8.6%, compared to 8.3% in the prior year quarter (see Exhibit 1 for reconciliation).

Adjusted EBITDA

●	Non-GAAP adjusted EBITDA increased to $24.4 million, compared to $18.8 million in the prior year quarter (see Exhibit 2 for reconciliation).
●	Non-GAAP adjusted EBITDA margin increased to 18.5%, compared to 14.6% in the prior year quarter (see Exhibit 2 for reconciliation).
●	Non-GAAP adjusted EBITDA margin increased to 17.0% for the nine months ended March 31, 2023, compared to 13.0% for the prior fiscal year (see Exhibit 2 for reconciliation).

Earnings Per Share

●	IFRS fully diluted earnings per share increased to $0.61, compared to $0.35 in the prior year quarter.
●	Non-GAAP adjusted fully diluted earnings per share increased to $0.59, compared to $0.57 in the prior year quarter (see Exhibit 1 for reconciliation).

Cash flow and balance sheet

●	Cash flow from operations increased to $17.2 million, compared to $12.0 million in the prior year quarter primarily driven by expanded adjusted EBITDA.
●	Capital expenditures were $3.8 million compared to $6.1 million in the prior year quarter, as we continue to utilize available capacity built out in previous years.
●	Free cash flow for the third quarter increased to $13.4 million, compared to $5.9 million in the prior year quarter.
●	Cash and cash equivalents were $43.7 million and availability on our revolving credit facilities of $77.6 million as of March 31, 2023, compared to cash and cash equivalents of $48.8 million and availability on our revolving credit facilities of $50.5 million as of June 30, 2022.
●	Total borrowings were $0.1 million as of March 31, 2023, compared to total borrowings of $15.0 million as of June 30, 2022.

Fiscal Year 2023 Guidance

“We have a high degree of confidence about the trajectory of our business, driven by the growth of our digital first BPO 2.0 business that is delivered out of higher margin regions. Therefore, we expect to drive strong margins on a go forward basis but are cognizant of the impact the macro-economic environment is having on sales cycles and client volumes,” said Karl Gabel, CFO of ibex. “As a result, we are revising our previous guidance for fiscal year 2023 as follows:

●	Fiscal year 2023 organic revenue between $523 million and $527 million with midpoint growth of 6.4% versus fiscal year 2022.
●	Fiscal year adjusted EBITDA of $88 million to $90 million with midpoint margin of 17.0%.
●	Fiscal year 2023 capital expenditures of approximately $19 million.”

Foreign private issuer status

As of December 31, 2022, the last business day of our second fiscal quarter, we determined that we will no longer qualify as a foreign private issuer. Effective July 1, 2023, we will be required to file periodic reports on U.S. domestic issuer forms with the SEC and to comply with other rules as required. Our annual report for the year ending June 30, 2023 will be filed as a domestic issuer on Form 10-K and presented in accordance with accounting principles generally accepted in the United States (U.S. GAAP), with such change being applied retrospectively.

Conference Call and Webcast Information

IBEX Limited will host a conference call and live webcast to discuss its third quarter of fiscal year 2023 financial results at 4:30 p.m. eastern time today, May 17, 2023. The conference e-call may be accessed by registering here.

Live and archived webcasts can be accessed at: https://investors.ibex.co/.

Financial Information

This announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting.” The financial information in this press release has not been audited.

Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-GAAP financial measures provide a more accurate depiction of the performance of the business by encompassing only relevant and manageable events, enabling us to evaluate and plan more effectively for the future. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies, have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or net income or as alternatives to cash flow from operating, investing or financing activities for the period, or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

ibex is not providing a quantitative reconciliation of forward-looking non-GAAP adjusted EBITDA to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, non-recurring expenses, fair value adjustments, and share-based compensation expense. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

About ibex

ibex helps the world’s preeminent brands more effectively engage their customers with services ranging from customer support, technical support, inbound/outbound sales, business intelligence and analytics, digital demand generation, and CX surveys and feedback analytics.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: the effects of cyberattacks on our information technology systems; our ability to attract new business and retain key clients; our ability to enter into multi-year contracts with our clients at appropriate rates; the potential for our clients or potential clients to consolidate; our clients deciding to enter into or further expand their insourcing activities; our ability to manage portions of our business that have long sales cycles and long implementation cycles that require significant resources and working capital; our ability to manage our international operations, particularly in the Philippines, Jamaica, Pakistan and Nicaragua; our ability to comply with applicable laws and regulations, including those regarding privacy, data protection and information security; our ability to manage the inelasticity of our labor costs relative to short-term movements in client demand; our ability to realize the anticipated strategic and financial benefits of our relationship with Amazon; our ability to recruit, engage, motivate, manage and retain our global workforce; our ability to anticipate, develop and implement information technology solutions that keep pace with evolving industry standards and changing client demands; our ability to maintain and enhance our reputation and brand; developments relating to COVID-19; and other factors discussed under the heading “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on October 4, 2022 and any other risk factors we include in subsequent reports on Form 6-K. Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

IR Contact:  Michael Darwal, EVP, Deputy CFO, Investor Relations, ibex, michael.darwal@ibex.co

Media Contact:  Daniel Burris, Senior Director PR and Communication, ibex, daniel.burris@ibex.co

IBEX Limited

Unaudited Consolidated Statements of Financial Position

	March 31,	June 30,
US$ in thousands	2023	2022

Assets
Current assets
Cash and cash equivalents	$43,676	$48,831
Trade and other receivables	106,214	93,430
Due from related parties	116	108
Warrant asset	934	908
Total current assets	$150,940	$143,277

Non-current assets
Property and equipment	$39,869	$38,987
Right of use assets	70,963	77,642
Goodwill	11,832	11,832
Other intangible assets	3,038	3,027
Warrant asset	227	935
Investment in joint venture	376	382
Deferred tax asset	6,348	9,465
Other assets	5,151	4,590
Total non-current assets	$137,804	$146,860
Total assets	$288,744	$290,137

Liabilities and equity
Current liabilities
Trade and other payables	$60,134	$59,813
Deferred revenue	7,299	8,600
Lease liabilities	13,852	13,705
Borrowings	50	14,689
Due to related parties	2,382	2,595
Income tax payables	1,758	2,965
Total current liabilities	$85,475	$102,367

Non-current liabilities
Deferred revenue	$2,573	$3,993
Lease liabilities	70,389	76,004
Borrowings	-	338
Other non-current liabilities	9,010	7,146
Total non-current liabilities	$81,972	$87,481
Total liabilities	$167,447	$189,848

Equity
Share capital	$2	$2
Additional paid-in capital	156,337	154,786
Other reserves	34,777	33,191
Accumulated deficit	(69,819)	(87,690)
Total equity	$121,297	$100,289
Total liabilities and equity	$288,744	$290,137

IBEX Limited

Unaudited Consolidated Statements of Comprehensive Income

	Three months ended March 31,		Nine months ended March 31,
US$ in thousands, except share and per share amounts	2023	2022	2023	2022
Revenue	$131,596	$129,108	$398,862	$369,865

Payroll and related costs	85,384	88,783	264,915	256,711
Share-based payments	1,317	798	3,972	1,302
Reseller commission and lead expenses	2,823	3,143	8,486	9,824
Depreciation and amortization	8,700	8,555	26,140	24,867
Fair value measurement of share warrants	(777)	3,379	8,359	(3,608)
Other operating costs	18,766	18,563	58,327	57,050
Income from operations	$15,383	$5,887	$28,663	$23,719

Finance expenses	$(1,776)	$(2,175)	(5,730)	(6,595)
Income before taxation	$13,607	$3,712	$22,933	$17,124

Income tax benefit / (expense)	$(1,907)	$2,886	(5,062)	953
Net income	$11,700	$6,598	$17,871	$18,077

Other comprehensive income
Items that will be subsequently reclassified to profit or loss
Foreign currency translation adjustment	$(1,056)	$(279)	$(2,010)	$(881)
Cash flow hedges - changes in fair value	216	161	769	(121)
Total other comprehensive income	$(840)	$(118)	$(1,241)	$(1,002)

Total comprehensive income	$10,860	$6,480	$16,630	$17,075

Earnings per share
Basic	$0.64	$0.36	$0.98	$0.99
Diluted	$0.61	$0.35	$0.95	$0.96

Weighted average shares outstanding
Basic	18,212,012	18,250,632	18,179,093	18,263,976
Diluted	19,047,490	18,685,848	18,867,975	18,822,680

IBEX Limited

Unaudited Consolidated Statements of Cash Flows

	Three months ended March 31,		Nine months ended March 31,
US$ in thousands	2023	2022	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Income before taxation	$13,607	$3,712	$22,933	$17,124
Adjustments to reconcile income before taxation to net cash provided by operating activities:
Depreciation and amortization	8,700	8,555	26,140	24,867
Amortization of warrant asset	223	219	683	162
Foreign currency translation gain	(325)	(18)	(422)	(24)
Fair value measurement of share warrants	(777)	3,379	8,359	(3,608)
Share-based payments	1,317	798	3,972	1,302
Allowance of expected credit losses	(12)	(374)	105	(698)
Share of profit from investment in joint venture	(276)	(243)	(601)	(679)
Gain on lease terminations	-	(70)	(367)	(77)
Gain on sale of assets	(248)	-	(248)	-
(Benefit) / provision for defined benefit scheme	(91)	41	(191)	119
Finance expenses	1,776	2,175	5,730	6,595
(Increase) / decrease in trade and other receivables	(455)	691	(15,298)	(21,258)
Decrease / (increase) in prepayments and other assets	78	421	(859)	222
(Decrease) / increase in trade and other payables and other liabilities	(3,094)	(4,635)	(7,079)	6,197
Cash inflow from operations	20,423	14,651	42,857	30,244
Interest paid	(1,695)	(2,175)	(5,685)	(6,595)
Income taxes paid	(1,549)	(481)	(2,927)	(1,369)
Net cash inflow from operating activities	$17,179	$11,995	$34,245	$22,280

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	$(2,905)	$(5,879)	$(14,231)	$(22,144)
Purchase of other intangible assets	(852)	(192)	(1,032)	(1,068)
Dividend received from joint venture	279	254	607	687
Cash balances related to sale of assets	(85)	-	(85)	-
Net cash outflow from investing activities	$(3,563)	$(5,817)	$(14,741)	$(22,525)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from line of credit	$4,076	$15,085	$43,390	$75,217
Repayments of line of credit	(8,241)	(25,500)	(54,541)	(74,727)
Repayment of borrowings	(271)	(1,583)	(3,795)	(5,425)
Exercise of options	597	17	1,806	17
Proceeds from lease obligations	-	1,417	331	1,417
Principal payments on lease obligations	(3,735)	(3,308)	(10,871)	(9,855)
Purchase of treasury shares	-	(2,266)	(276)	(2,302)
Net cash outflow from financing activities	$(7,574)	$(16,138)	$(23,956)	$(15,658)
Effects of exchange rate difference on cash and cash equivalents	(448)	(121)	(703)	(489)
Net increase / (decrease) in cash and cash equivalents	$5,594	$(10,081)	$(5,155)	$(16,392)
Cash and cash equivalents at beginning of the period	$38,082	$51,531	$48,831	$57,842
Cash and cash equivalents at end of the period	$43,676	$41,450	$43,676	$41,450

Non-cash items
New leases	2,629	4,566	10,616	18,972

IBEX Limited

Reconciliation of IFRS Financial Measures to Non-GAAP Financial Measures

EXHIBIT 1: Adjusted net income and adjusted fully diluted earnings per share

We define “adjusted net income” as net income before the effect of the following items: non-recurring expenses (including US GAAP transition expense, severance expense, litigation and settlement expenses, costs related to COVID-19, and listing costs, as applicable), amortization of warrant asset, foreign currency translation gains or losses, fair value measurement of share warrants, share-based payments, gain or loss on disposal of fixed assets and/or lease terminations, and impairment of intangibles, as applicable, net of the tax impact of such adjustments. The following table provides a reconciliation of net income to adjusted net income for the periods presented:

IBEX Limited
Adjusted net income

	Three months ended March 31,		Nine months ended March 31,
	2023	2022	2023	2022
US$ in thousands, except share and per share amounts, unaudited	Amount	Amount	Amount	Amount
Net income	$11,700	$6,598	$17,871	$18,077
Net income margin	8.9%	5.1%	4.5%	4.9%

Non-recurring expenses	83	42	875	1,754
Amortization of warrant asset	223	219	683	162
Foreign currency translation gain	(325)	(18)	(422)	(24)
Fair value measurement of share warrants	(777)	3,379	8,359	(3,608)
Share-based payments	1,317	798	3,972	1,302
Gain on sale of assets	(248)	-	(248)	-
Gain on lease terminations	-	(70)	(367)	(77)
Total adjustments	$273	$4,350	$12,852	$(491)
Tax impact of adjustments(a)	(671)	(248)	(1,251)	(843)
Adjusted net income	$11,302	$10,700	$29,472	$16,743
Adjusted net income margin	8.6%	8.3%	7.4%	4.5%

IBEX Limited
Adjusted earnings per share - diluted

Earnings per share - diluted	$0.61	$0.35	$0.95	$0.96
Per share impact of adjustments to net income	(0.02)	0.22	0.61	(0.07)
Adjusted earnings per share - diluted	$0.59	$0.57	$1.56	$0.89

Weighted average shares outstanding - diluted	19,047,490	18,685,848	18,867,975	18,822,680
(a)	The tax impact of each adjustment is calculated using the effective tax rate in the relevant jurisdictions.

EXHIBIT 2:  EBITDA and Adjusted EBITDA

We define “EBITDA” as net income before the effect of the following items: finance expenses (including finance expense related to right-of-use lease liabilities), income tax (benefit) / expense, and depreciation and amortization (including depreciation of right-of-use assets). We define “Adjusted EBITDA” as EBITDA before the effect of the following items: non-recurring expenses (including US GAAP transition expense, severance expense, litigation and settlement expenses, costs related to COVID-19, and listing costs, as applicable), amortization of warrant asset, foreign currency translation gains or losses, fair value measurement of share warrants, share-based payments, gain or loss on disposal of fixed assets and/or lease terminations, and impairment of intangibles, as applicable. The following table provides a reconciliation of net income to adjusted EBITDA for the periods presented:

	Three months ended March 31,		Nine months ended March 31,
US$ in thousands, unaudited	2023	2022	2023	2022
Net income	$11,700	$6,598	$17,871	$18,077
Net income margin	8.9%	5.1%	4.5%	4.9%

Finance expenses	1,776	2,175	5,730	6,595
Income tax expense	1,907	(2,886)	5,062	(953)
Depreciation and amortization	8,700	8,555	26,140	24,867
EBITDA	$24,083	$14,442	$54,803	$48,586
Non-recurring expenses	83	42	875	1,754
Amortization of warrant asset	223	219	683	162
Foreign currency translation gain	(325)	(18)	(422)	(24)
Fair value measurement of share warrants	(777)	3,379	8,359	(3,608)
Share-based payments	1,317	798	3,972	1,302
Gain on sale of assets	(248)	-	(248)	-
Gain on lease terminations	-	(70)	(367)	(77)
Adjusted EBITDA	$24,356	$18,792	67,655	48,095
Adjusted EBITDA margin	18.5%	14.6%	17.0%	13.0%

EXHIBIT 3: Free cash flow

We define “free cash flow” as net cash provided by operating activities less cash capital expenditures.

	Three months ended March 31,		Nine months ended March 31,
US$ in thousands, unaudited	2023	2022	2023	2022

Net cash provided by operating activities	$17,179	$11,995	$34,245	$22,280

Less:
Cash capital expenditures	3,757	6,071	15,263	23,212
Free cash flow(1)	$13,422	$5,924	$18,982	$(932)
(1)	Excluded from free cash flow are the principal portion of right-of-use lease payments of $3,735 and $3,305 for the quarter ended and $10,871 and $9,731 for the nine months ended March 31, 2023 and 2022, respectively. We believe it is useful to consider these payments when analyzing free cash flow as these amounts directly relate to revenue generating assets used in operations.

EXHIBIT 4: Net debt

We define “net debt” as total debt less cash and cash equivalents.

	March 31,	June 30,
US$ in thousands, unaudited	2023	2022
Borrowings
Current	$50	$14,689
Non-current	-	338
	$50	$15,027
Leases
Current	$13,852	$13,705
Non-current	70,389	76,004
	$84,241	$89,709
Total debt	$84,291	$104,736
Cash and cash equivalents	43,676	48,831
Net debt	$40,615	$55,905